Matthew A. Swendiman Direct: (513) 629-2750 MSwendiman@Graydon.com	December 30, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC  20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461)

Dear Ladies and Gentlemen:

At the request of Ms. Anu Dubey of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. Dubey on December 17, 2013 in connection with the review of Post-Effective Amendment No. 46 under the Securities Act of 1933, as amended, and Amendment No. 49 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s Registration Statement on Form N-1A, filed electronically on November 1, 2013.  Set forth below is a summary of the comments received from Ms. Dubey and the Trust’s responses thereto.

Summary and Statutory Prospectuses (together, the “Prospectus”) – Part A

GLOBAL COMMENTS – the following comments apply to each series of the Trust.

1.	Comment: Within the fee table, please remove the brackets in the line item “Distribution [and/or Service] (12b-1) Fees.”

Response:  The Trust has revised the disclosure as you have requested on page 1 of each series’ Prospectus.

2.
Comment:  Within the fee table, remove the line items entitled “Fee Waivers and Expense Reimbursements” and “Net Expenses (after fee reimbursements)” where there are no such waivers, as the added lines potentially create shareholder confusion.

Response:  The Trust has revised the disclosure as you have requested on page 1 of each applicable series’ Prospectus.

3.	Comment: Please confirm whether any series of the Trust has a principal investment strategy to invest in other investment companies.

Securities and Exchange Commission
December 30, 2013

Response:  No series of the Trust has a principal investment strategy to invest in other investment companies.

4.	Comment: For each series, please remove from the back cover page of the Prospectus the name of each other series of the Trust not contained within said prospectus.

Response:  The Trust has revised the disclosure as you have requested on the back cover page of each series’ Prospectus.

5.
Comment:  Please remove the sentence “[A] description of the Fund’s policies and procedures with respect to the disclosure of its portfolio holdings is available in the SAI.” from the back cover page of the Prospectus and move under Item 9 of Form N-1A.

Response:  The Trust has revised the disclosure as you have requested, removing the disclosure from the back cover page of each series’ Prospectus and placing the disclosure within the section entitled “Additional Information About the Investment Objectives, Strategies and Risks” under Item 9 of Form N-1A.

6.	Comment: Please disclose that the loss of money is a risk of investing in each series of the Trust as required by Item 4(b)(1)(i) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested in the Principal Investment Risks section of each series’ Prospectus, as applicable.

7.
Comment:  Where a series’ Prospectus discusses policies related to the prevention of such series becoming a “Series Fund,” please clarify that the Trust will provide shareholders with at least 60 days’ notice to change the non-fundamental limitation requiring portfolio management to commence an orderly reduction in holdings if aggregate investment in any industry or group of related industries exceeds 25% because of market appreciation.  Please also clarify that the fundamental policy limiting investments in any industry or group of related industries to 25% of fund assets is not subject to the stated notice provision.

Response:  The Trust has revised the disclosure as you have requested in each series’ Prospectus within the section entitled “Additional Information About the Investment Objectives, Strategies and Risks,” as applicable.  Additionally, the Trust has added this language to the Monteagle Fixed Income Fund’s Prospectus under the section entitled “Additional Information About the Investment Objectives, Strategies and Risks.”

MONTEAGLE FIXED INCOME FUND

8.	Comment: Please confirm whether the Fund invests in below-investment grade (“junk”) bonds.

Securities and Exchange Commission
December 30, 2013

Response: The Fund does not invest in junk bonds; therefore, the word “generally” has been removed from the discussion of the Fund’s principal investment strategies on page 2 of the Prospectus.

9.	Comment: Please identify who is primarily responsible for the day-to-day management of the Fund, as required by Item 5 of Form N-1A.

Response:  As required by Item 5 of Form N-1A, page 6 of the Fund’s Prospectus identifies Vincent A. Russo as the individual primarily responsible for the day-to-day management of the Fund.  Such page states: “Vincent A. Russo is primarily responsible for the day-to-day operational management and trading of H&R’s fixed income portfolios, including the Fund.”

10.	Comment: Please clarify the apparent typographical error on page 9 of the Fund’s Prospectus of the section entitled “When and How NAV is Determined.”

Response: The Trust has revised the disclosure as you have requested.

MONTEAGLE INFORMED INVESTOR GROWTH FUND

11.	Comment: Please provide additional risk disclosure regarding the Fund’s investment in exchange traded-funds (“ETFs”).

Response:  The Trust has revised the disclosure as you have requested on pages 3 and 21 of the Prospectus.

12.	Comment: Please explain why the Fund’s investment in ETFs is appropriate for a growth mutual fund.

Response:  As discussed in the Fund’s Prospectus, from time to time, the Fund’s Sub-Adviser may determine that only a limited number of companies meet the criteria for investment described in the Prospectus. Rather than hold large amounts of cash, the Fund’s Sub-Adviser chooses to invest in broad-based ETFs (e.g., QQQ, SPY, etc.). The Fund’s Sub-Adviser believes that such investments are appropriate for a growth mutual fund, as broad-based ETFs tend to be less volatile than a more focused equity ETF yet are designed to cover the whole U.S. equity market.

13.	Comment: Please update the disclosure accompanying the performance bar chart to reflect the Fund’s inception four years ago and total returns of the Fund for only the past four full calendar years.

Response:  The Trust has revised the disclosure as you have requested on page 3 of the Prospectus.

Securities and Exchange Commission
December 30, 2013

MONTEAGLE QUALITY GROWTH FUND

14.	Comment: Please identify who is primarily responsible for the day-to-day management of the Fund, as required by Item 5 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested on page 5 of the Fund’s Prospectus.

MONTEAGLE SELECT VALUE FUND

15.	Comment: Please provide the Fund’s market capitalization policy of companies in which it invests.

Response:  The Trust has revised the disclosure as you have requested on page 2 of the Prospectus.

16.	Comment: Please provide additional risk disclosure regarding the Fund’s market capitalization policy of companies in which it invests, as well as general market risk.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 20 of the Prospectus.

MONTEAGLE VALUE FUND

17.	Comment: Please provide additional risk disclosure regarding the Fund’s investment in the (A) basic materials sectors and (B) industrial sectors.

Response:  The Trust has revised the disclosure as you have requested on pages 3, 21 and 22 of the Prospectus.

THE TEXAS FUND

18.
Comment:  Please confirm whether derivatives are counted towards the Fund’s principal investment strategy to invest 80% of its assets, less any borrowing for investment purposes, in the common stock of companies either (i) headquartered in Texas based on information provided by Morningstar, Inc., (ii) organized under the laws of Texas, or (iii) that, during the most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in Texas or that have at least 50% of its assets in Texas.

Response:  Investment in derivatives is not included in meeting the 80% threshold described in the Fund’s principal investment strategy.

Securities and Exchange Commission
December 30, 2013

Statement of Additional Information (“SAI”) – Part B

19.	Comment: Pursuant to Item 16(c)(1)(ii) of Form N-1A, please disclose the Trust’s borrowing policy.

Response:  The Trust has revised the disclosure as you have requested on page 5 of the SAI.

20.
Comment:  Pursuant to Item 17(b)(4)(ii) of Form N-1A, please add an additional column to the table describing the Trustee’s investment in the various series of the Trust providing the Aggregate Range of Trustee’s Beneficial Ownership in all Fund Shares.

Response:  The Trust has revised the disclosure as you have requested on page 22 of the SAI.

* * * * * * * * *

Securities and Exchange Commission
December 30, 2013

Notwithstanding the Staff’s comments, the Trust acknowledges that:
1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of Monteagle Funds

cc:	Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211